United States securities and exchange commission logo





                          October 4, 2022

       Kevin Morris
       Chief Financial Officer
       Miso Robotics, Inc.
       680 East Colorado Blvd, Suite 500
       Pasadena, CA 91101

                                                        Re: Miso Robotics, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed September 27,
2022
                                                            File No. 024-11964

       Dear Kevin Morris:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form 1-A

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       24

   1. We note that your updated discussion of operating expenses indicates that operating expenses were
$20,400,491 for the six-month period ended June 30, 2022, and $5,915,767 in the same period
prior year. Please revise to include a discussion of the causes of material changes in
operating expenses year over year.
 Kevin Morris
FirstName  LastNameKevin Morris
Miso Robotics, Inc.
Comapany
October    NameMiso Robotics, Inc.
        4, 2022
October
Page 2 4, 2022 Page 2
FirstName LastName
      You may contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388 Jan Woo, Legal
Branch Chief, at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:      Andrew Stephenson